WesBanco, Inc.

Annual Shareholders Meeting
2010 Year In Review

April 20, 2011

WesBanco
By all accounts, better.

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2010 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- **Headquarters in Wheeling, West Virginia**

- **Assets: $5.4 billion**

- **Founded in 1870**

- **32 banks/23 companies acquired in 25 years**

- **Banking operations in West Virginia, Ohio and Western Pennsylvania**

    - **112 banking offices + Pittsburgh, PA Loan Office**

    - **132 ATM's**

- **Non-bank activities include:**

    - **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

An Expanding Franchise in Contiguous Markets: 112 banking offices



WesBanco Operating Model

Growth by Acquisition	Local Delivery	Centralized Operations

  

Provides Consistent Performance

- Experienced management team

- Incentives aligned to performance

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	38	31
Paul Limbert	President & CEO	33	33
Dennis Powell	EVP & COO	37	6
Robert Young	EVP & CFO	24	9
Peter Jaworski	EVP & Chief Credit Officer	26	15
Jerome Schmitt	EVP – Trust & Investments	38	38
Bernard Twigg	EVP – Commercial Loans	26	7

WesBanco
By all accounts, better.

2010 Year in Review

➤ **Continued growth in earnings per share in each of the past 5 quarters ending 12/31/10.**

➤ **Remained profitable each quarter throughout recession.**

➤ **Paid back $75 million in TARP without diluting shareholders with a common stock raise.**

➤ **Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.**

➤ **Maintained excellent liquidity.**

➤ **Recovered over $200 million in market cap in last twelve months as stock price recovered to $20 range.**

WesBanco
By all accounts, better.

Performance Comparison
For the year Ended – December 31, 2010

($000's except per share data)	Year ended 12/31/10	Year ended 12/31/09	%∆
Net Income Available to Common Shareholders	$35,611	$18,700	+90.43%
Diluted Earnings Per Share	$1.34	$0.70	+91.43%
Return on Average Assets	0.66%	0.43%	+53.49%
Return on Average Tangible Equity	11.72%	7.26%	+61.43%
Efficiency Ratio	60.89%	64.92%	- 6.21%

WesBanco
By all accounts, better.

2010 Year in Review

WesBanco compared to Industry 2010

	WesBanco	Industry*
ROA	0.66%	0.24%
ROE	5.88%	2.17%
Efficiency ratio	60.89%	62.10%
Net Charge-off %	1.28%	1.79%
Non-performing asset ratio	1.95%	3.62%

WesBanco
By all accounts, better.

* Industry is all FDIC-insured institutions \$1 billion to \$10 billion.

Return on Average Assets



Loan Portfolio as of December 31, 2010

Total Loans = $3.29 B



Comm. & Ind. 13%

Consumer 8%

HELOC, 8%

Res. Real Estate, 19%

Comm. Real Estate, 53%

Strong Asset Quality Relative to Peers

NPA + ≥ 90 PD Loans /

Total Loans + OREO



* National Peer Group = Average of 97 banks nationwide (88 of 97 for 4Q'10) with assets between $2-$10 B.

* Source: SNL Financial.

Strong Asset Quality Relative to Peers

Ann. Net Charge-offs / Avg. Loans



- National Peer Group = Average of 97 banks nationwide (97 of 97 for 4Q'10) with assets between $2-$10 B.
- Source: SNL Financial.

Wealth Management Services

- **$2.9B of assets under management/custody.**
- **Over 5,000 trust relationships.**
- **4 locations in WV & OH**
- **Improving performance as asset values have grown.**
- **Product capabilities:**
  - ➤ **Trust**
  - ➤ **Investment management**
  - ➤ **WesMark Funds**
  - ➤ **Estate planning**
  - ➤ **Financial planning**
  - ➤ **Brokerage sales**
  - ➤ **Retirement plans**



2011 Initiatives

➢ **Raised dividend in 1st quarter 2011.**

➢ **Actively remix the balance sheet – loans & deposits - to improve I/R sensitivity, regulatory capital and profitability.**

➢ **Continuing efforts to address credit quality and impaired loan levels as economy improves.**

2011 Initiatives (cont.)

➢ **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**

➢ **Pursue opportunities for activities related to Marcellus Shale.**

➢ **Continue to focus on wealth management and other fee-related opportunities.**

➢ **Monitor opportunities for selective acquisitions in footprint.**

Loans, Deposits and Equity



($ in millions)

Investment Rationale

- **Strong regulatory capital.**
- **Liquidity to provide for additional lending capacity.**
- **Asset quality compares favorably with regional and national peers.**
- **Diversity of earnings stream.**
- **Proven acquisition-oriented growth strategy.**

WesBanco
By all accounts, better.

Current Market Update



Market Performance – 2010

WesBanco, Inc. (53.65%)
KBW Regional Banking Index (18.22%)
KBW Bank Index (22.24%)
S&P 500 Index (12.78%)

Source: FactSet Research Systems

WesBanco Stock Performance Chart
January 1, 2008 thru December 31, 2010



Stock Performance – Long-term Cumulative Return



21

Questions?

Annual Shareholders Meeting
April 20, 2011